Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

February 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil Shannon Buskirk Liz Packebusch

Re:	Eastern International Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed January 21, 2025 File No. 333-281900

Ladies and Gentlemen:

On behalf of our client, Eastern International Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”, “We” or “Our”), we are submitting this letter and the following information in response to a letter, dated January 27, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on September 3, 2024, amended on October 1, 2024, December 31, 2024 and January 21, 2025. Concurrently with the submission of this letter, the Company is filing herewith its Amendment No.4 to the registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on January 21, 2025.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 2 to Registration Statement on Form F-1

Index to Consolidated Financial Statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 13 - Segment reporting, page F-29

1.

We note your response to comment 1. You revised the disclosure to state gross profit is the profitability measure used by the CODM in making decision about allocating resources and assessing performances. Please address the following:

● In your revised disclosure, you continue to present segment profit for each segment. Please revise to remove this measure for each segment, or explain why you believe the presentation is appropriate and in accordance with ASC 280-10-50.

● In the table titled “Other segment disclosures” on page F-30, you include amounts for the six months ended September 30, 2023. However, you have included the segment assets balance as of March 31, 2024. Please revise to include the segment assets balance as of September 30, 2023.

● Please revise the segment footnote for the fiscal years ended March 31, 2024 and March 31, 2023 on page F-66 to conform to the changes in your segment reporting footnote for the six months ended September 30, 2024.

Response: We acknowledge the Staff’s comments and made the following revisions to the financial statements:

On page F-29 and F-30, we revised our disclosure in segment reporting to remove the “segment profit” measure since it’s not the profitability measure used by our CODM in making decisions.

On page F-30, we revised our disclosure in “Other segment disclosures” to include segment assets balance as of September 30, 2023.

On pages F-65 and F-66, we revised the segment footnote for the fiscal years ended March 31, 2024 and 2023 to conform with the changes in our segment reporting footnote for the six months ended September 30, 2024.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Albert Wong, Chief Executive Officer of Eastern International Ltd.

2